Exhibit 99.1


                B Communication's First Quarter Earnings Release
                           Scheduled for May 24, 2010

Ramat Gan, Israel, May 17, 2010 - B Communications (Nasdaq: BCOM) today announced that it will release its first quarter results on Monday, May 24th 2010.

The management of B Communications invites its investors and other interested parties to participate in the conference call of its parent company, Internet Gold -Golden Lines Ltd. (NASDAQ: IGLD), to be held on May 24, 2010 at 09:00 am EDT. During the call, the CEO and CFO of both Internet Gold and B Communications, Messrs. Eli Holtzman, and Mr. Doron Turgeman, will be available to answer questions regarding both Internet Gold and B Communications.

To participate, please call one of the following access numbers several minutes before the call begins: 1-888-281-1167 from within the U.S. or 1866-485-2399 from within Canada, 0-800-917-9141 from within the U.K., or +972 3 918-0687 from other international locations.

The call will also be broadcast live through the company's Website, www.bcommunications.co.il , and will be available for replay during the next 30 days.

About B Communications Ltd.

B Communications Ltd. (NASDAQ & TASE: BCOM) is a holding company with a single asset: the controlling interest (approximately 30.44%) in Bezeq - The Israel Telecommunication Corp., Ltd. (www.bezeq.co.il), Israel's incumbent telecommunications provider. Bezeq is the leading player in the majority of Israel's telecommunications markets, including its fixed-line and mobile voice and data, broadband, international long distance, multichannel pay TV and other sectors. B Communications is a subsidiary of Internet Gold (approximately 75%-owned) (Nasdaq: IGLD) and is part of the Eurocom Group.

For more information, please visit the following Internet sites:
www.eurocom.co.il     www.bcommunications.co.il/

Investor relations contacts:

Mor Dagan
Investor Relations
+972-3-516-7620
mor@km-ir.co.il

Idit Azulay
Internet Gold
+972-3-9240000
i.azulay@bcommunications.co.il